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SEC FILE NUMBER
8- 17747

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___07/01/2007___ AND ENDING___06/30/2008___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MORGENTHAU & ASSOCIATES, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

6750 NORTH ANDREWS AVENUE, #250
                                   (No. and Street)

FORT LAUDERDALE   FLORIDA   33309
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL ANDZEL   954-776-9517
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KEEFE, McCULLOUGH & CO., LLP, C.P.A.'S
                    (Name – if individual, state last, first, middle name)

6550 NORTH FEDERAL HIGHWAY, #410, FORT LAUDERDALE, FLORIDA   33308
     (Address)   (City)   (State)   (Zip Code)

PROCESSED

SEC Mail Process
Section

CHECK ONE:

NOV 1 3 2008

OCT 06 2008

☒ Certified Public Accountant

☐ Public Accountant

THOMSON REUTERS

Washington, DC
111

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____ANTHONY R. MORGENTHAU_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____MORGENTHAU & ASSOCIATES, INC._____ , as of ___JUNE 30_____, 20__08____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

_____
President
Title

_____
Notary Public

Beth C. Anderton
Commission # DD471639
Expires October 1, 2009
Bonded Troy Fain Insurance, Inc 800-385-7819

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORGENTHAU & ASSOCIATES, INC.

FINANCIAL STATEMENTS

June 30, 2008 and 2007

MORGENTHAU & ASSOCIATES, INC.

FINANCIAL STATEMENTS

June 30, 2008 and 2007

TABLE OF CONTENTS



KEEFE, McCULLOUGH & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

JOHN R. KEEFE, C.P.A.
STEVEN H. WOODS, C.P.A.
DAVID T. WILLIAMS, C.P.A.
JOSEPH D. LEO, C.P.A.
WILLIAM G. BENSON, C.P.A.
KENNETH G. SMITH, C.P.A.

LOUIS R. PROIETTO, C.P.A.
CYNTHIA L. CALVERT, C.P.A.
JOHN E. McCULLOUGH, C.P.A. (RETIRED)
THOMAS T. CARPENTER, C.P.A.(RETIRED)
PAUL B. SNEIDER, C.P.A. (RETIRED)
BRIAN D. PINNELL, C.P.A. (RETIRED)

ISRAEL J. GOMEZ, C.P.A.
CHARLES K. RUMPF, C.P.A.
JAMES R. LARAWAY, C.P.A.

ROSS S. GOTTHOFFER, C.P.A.
HILLARY B. DAIGLE, C.P.A.

6550 NORTH FEDERAL HIGHWAY
SUITE 410
FORT LAUDERDALE, FLORIDA 33308
(954) 771-0896
FAX: (954) 938-9353
E-MAIL: kmc@kmccpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Morgenthau & Associates, Inc.
Fort Lauderdale, Florida

We have audited the accompanying statements of financial condition of Morgenthau & Associates, Inc. (the "Company") as of June 30, 2008 and 2007, and the related statements of income (loss), stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company conducts its stock brokerage business under a Fully Disclosed Agreement whereby its corresponding Broker-Dealer handles all customers' money and stock transactions.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morgenthau & Associates, Inc. at June 30, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying computation of net capital under Rule 15c3-1 of the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission Rule 17a-5. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KEEFE, McCULLOUGH & CO., LLP

KEEFE, McCULLOUGH & CO., LLP

Fort Lauderdale, Florida
August 28, 2008

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MORGENTHAU & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
June 30, 2008 and 2007

A S S E T S

		2008		2007
ASSETS:				
Cash	$	32,526	$	15,275
Miscellaneous receivables		3		319
Prepaid expenses		5,164		6,290
Securities owned (Note 3):				
Marketable, at fair value		11,697		54,410
Deposit with clearing broker		13,798		15,000
Deposits, other		10,596		11,220
Property and equipment, at cost, less accumulated depreciation of $ 4,743 and $ 2,996, respectively		15,633		17,380
Total assets	$	89,417	$	119,894

The accompanying notes to financial statements are an integral part of these statements.

MORGENTHAU & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
June 30, 2008 and 2007

LIABILITIES AND STOCKHOLDER'S EQUITY

	2008	2007
LIABILITIES:		
Accounts payable and accrued expenses	$ 27,305	$ 5,458
Payable to shareholder	5,000	5,000
Total liabilities	32,305	10,458
STOCKHOLDER'S EQUITY:		
Capital stock, $ .01 par value; 100,000 shares of common stock authorized, 98,800 shares issued and outstanding	988	988
Paid-in capital	239,812	234,812
Retained deficit	(183,688)	(126,364)
Total stockholder's equity	57,112	109,436
Total liabilities and stockholder's equity	$ 89,417	$ 119,894

The accompanying notes to financial statements are an integral part of these statements.

MORGENTHAU & ASSOCIATES, INC.
STATEMENTS OF INCOME (LOSS)
For the Years Ended June 30, 2008 and 2007

	2008	2007
REVENUES:		
Commissions and fees	$ 33,943	$ 54,064
Total revenues	33,943	54,064
GENERAL AND ADMINISTRATIVE EXPENSES:		
Legal fees	32,760	11,779
Accounting fees	21,527	--
Commissions	21,509	39,162
NASD membership	10,424	17,456
Equipment lease	4,088	3,710
Insurance, general	3,177	2,523
Rent, net of recovery (Notes 4 and 5)	3,147	30,848
Miscellaneous	2,246	1,262
Provision for depreciation	1,747	606
Taxes and licenses	717	68
Repairs and maintenance	211	1,626
Administrative fee (Note 5)	--	20,700
Bad debt expense	--	6,833
Total general and administrative expenses	101,553	136,573
Operating loss	(67,610)	(82,509)
OTHER INCOME (EXPENSE):		
Miscellaneous	38,908	3,923
Net unrealized/realized loss on investments	(28,622)	(4,223)
Total other income (expense)	10,286	(300)
Loss before provision (credit) for income taxes	(57,324)	(82,809)
PROVISION (CREDIT) FOR INCOME TAXES (Note 7)	--	--
Net loss	$ (57,324)	$ (82,809)

The accompanying notes to financial statements are an integral part of these statements.

4

MORGENTHAU & ASSOCIATES, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
For the Years Ended June 30, 2008 and 2007

	Capital Stock		Paid-In Capital	Retained Deficit	Total Stockholder's Equity
	Shares	Common Stock			
BALANCES, July 1, 2007	98,800	$ 988	$ 234,812	$ (126,364)	$ 109,436
Capital contributed	--	--	5,000	--	5,000
Net loss for the year ended June 30, 2008	--	--	--	(57,324)	(57,324)
BALANCES, June 30, 2008	98,800	$ 988	$ 239,812	$ (183,688)	$ 57,112

The accompanying notes to financial statements are an integral part of these statements.

MORGENTHAU & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended June 30, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (57,324)	$ (82,809)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Net unrealized/realized loss on investments	28,622	4,223
Provision for depreciation	1,747	606
Changes in assets and liabilities:		
(Increase) decrease in miscellaneous receivables	--	4,500
(Increase) decrease in prepaid expenses	1,125	(1,152)
(Increase) decrease in deposits, other	1,826	4,334
(Increase) decrease in accounts receivable	316	7,332
(Increase) decrease in income tax receivable	--	4,615
Increase (decrease) in accounts payable and accrued expenses	21,847	(918)
Net cash used in operating activities	(1,841)	(59,269)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from sale of securities	14,092	38,500
Additional paid-in-capital	5,000	10,000
Net cash provided by financing activities	19,092	48,500
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	--	(17,985)
Net cash used in investing activities	--	(17,985)
Net increase (decrease) in cash	17,251	(28,754)
CASH, July 1	15,275	44,029
CASH, June 30	$ 32,526	$ 15,275

The accompanying notes to financial statements are an integral part of these statements.

NOTE 1 - ORGANIZATION AND OPERATIONS

Morgenthau & Associates, Inc. (the "Company") is incorporated in the State of Florida to transact business as a Broker-Dealer. The Company conducts its stock brokerage business under a Fully Disclosed Agreement whereby a corresponding Broker-Dealer handles all customers' funds and stock transactions. In addition, the Company conducts a number of private placements, in which they occasionally accept as compensation, stock, options or warrants relating to such placements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition:

For financial statement reporting purposes, revenues are recognized when earned and expenses are recognized when incurred.

Cash equivalents:

For purposes of the statements of cash flows, the Company considers all short-term securities with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash and cash equivalents at one financial institution which occasionally exceed Federally insured amounts.

Allowance for doubtful accounts:

Management periodically reviews the accounts receivable balance and provides an allowance for accounts which may be uncollectible. At June 30, 2008, no allowance for doubtful accounts is considered necessary.

Provision for depreciation:

The Company provides for depreciation of its property and equipment using the straight-line method over the following estimated useful lives:

Office furniture and equipment	5-7 years

Additions and major renewals to property and equipment are capitalized. Maintenance and repairs are charged to expense when incurred. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts and any gain or loss is reflected in income.

Income taxes:

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized. The provision (credit) for income taxes is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities owned:

Marketable securities are valued at fair value based on quoted market prices, which approximates market value at year end.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - SECURITIES OWNED

Marketable equity securities owned consist of the following:

Common stock, at cost	$	49,359
Options and warrants, at cost		29,580
		78,939
Accumulated unrealized losses		(67,242)
Fair value	$	11,697

Marketable securities represent an investment in only one entity.

NOTE 4 - LEASING ARRANGEMENTS

On July 1, 2006, the Company entered into a lease agreement with an unrelated party for its office facility. The lease expires in September, 2011 and contains no renewal option. The lease provides for monthly payments at $ 2,988 per month and provides for annual fixed rental increases of approximately 3%. The Company leased a portion of the office space to a related entity (Note 5) to recover a portion of the lease cost. Net rent expense for the years ended June 30, 2008 and 2007 is as follows:

		2008		2007
Rent expense	$	64,800	$	42,123
Less lease recovery		(61,653)		(11,275)
Net rent expense	$	3,147	$	30,848

Additionally, the Company leases office equipment under an operating lease which is payable in monthly installments of $ 309 through April, 2009. Total lease expense related to this operating lease was $ 4,087 and $ 3,710 for the years ended June 30, 2008 and 2007, respectively.

NOTE 4 - LEASING ARRANGEMENTS (continued)

Future minimum lease payments under these operating lease arrangements are approximately as follows:

Year ending June 30		
2009	$	36,000
2010	$	37,000
2011	$	38,000
2012	$	10,000
Thereafter	$	NONE

NOTE 5 - RELATED PARTY TRANSACTIONS

Other related party transaction:

Morgenthau Capital Advisors, LLC, a company wholly owned by the Company's sole stockholder, provides administrative support services to the Company which are calculated during the last month of each fiscal year. Administrative support fees paid to Morgenthau Capital Advisors, LLC aggregated $ 0 and $ 20,700 for the years ended June 30, 2008 and 2007, respectively. In addition, the Company subleased office space to Morgenthau Capital Advisors, LLC to recover a portion of the Company's lease cost. .Lease recoveries from Morgenthau Capital Advisors, LLC totaled $ 61,653 and $ 11,275 for June 30, 2008 and 2007, respectively. Rent and administrative fees will continue to be provided by Morgenthau Capital Advisors, LLC.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" Exchange also provides that equity capital cannot be withdrawn or cash dividends paid if the resulting capital ratio would exceed 10 to 1). The Company had net capital of $ 23,441 which was $ 18,441 in excess of its required net capital. The Company's net capital ratio was 1.38 to 1.00.

NOTE 7 - PROVISION (CREDIT) FOR INCOME TAXES

The Company's effective tax rate is different than what would be expected if the statutory rates were applied to "net income (loss) before income taxes" primarily due to graduated income tax rates and unrealized gains (losses) which are not taxable or not deductible for tax purposes. Further, no deferred tax asset relating to the tax benefit of the net operating loss carryforwards and unrealized losses on securities has been provided, as it is completely offset by a valuation allowance (Note 2). The net operating loss carryforwards are approximately $ 149,000, expiring through the year 2027.

TOTAL STOCKHOLDER'S EQUITY	$ 57,112
NON-ALLOWABLE ASSETS:	
Property and equipment, at cost less accumulated depreciation	15,633
Deposits, other	10,596
Prepaid expenses	5,164
Total non-allowable assets	31,393
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	25,719
LESS HAIRCUTS ON SECURITIES:	
Investment securities	2,009
Deposit with clearing broker held in a money market fund	269
Total haircuts on securities	2,278
NET CAPITAL	$ 23,441
AGGREGATE INDEBTEDNESS:	
Liabilities from the statements of financial condition	$ 32,305
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 2,154
Minimum net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital at 1,500 percent	$ 18,595
Excess net capital at 1,000 percent	$ 20,210
Ratio aggregate indebtedness to net capital	1.378 to 1.0

Note: There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5, as of June 30, 2008.



KEEFE, McCULLOUGH & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

JOHN R. KEEFE, C.P.A. LOUIS R. PROIETTO, C.P.A. 6550 NORTH FEDERAL HIGHWAY
STEVEN H. WOODS, C.P.A. CYNTHIA L. CALVERT, C.P.A. SUITE 410
DAVID T. WILLIAMS, C.P.A. JOHN E. McCULLOUGH, C.P.A. (RETIRED)
JOSEPH D. LEO, C.P.A. THOMAS T. CARPENTER, C.P.A.(RETIRED) FORT LAUDERDALE, FLORIDA 33308
WILLIAM G. BENSON, C.P.A. PAUL B. SNEIDER, C.P.A. (RETIRED) (954) 771-0896
KENNETH G. SMITH, C.P.A. BRIAN D. PINNELL, C.P.A. (RETIRED)
  FAX: (954) 938-9353
ISRAEL J. GOMEZ, C.P.A. ROSS S. GOTTHOFFER, C.P.A. E-MAIL: kmc@kmccpa.com
CHARLES K. RUMPF, C.P.A. HILLARY B. DAIGLE, C.P.A.
JAMES R. LARAWAY, C.P.A.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A
BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Morgenthau & Associates, Inc.
Fort Lauderdale, Florida

In planning and performing our audit of the financial statements of Morgenthau & Associates, Inc. (the "Company") as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United State of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in (1) in making the quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13; and (2) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Morgenthau & Associates, Inc.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified a certain deficiency in internal control that we consider to be a significant deficiency and communicated this in writing to management on August 28, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KEEFE, McCULLOUGH & CO., LLP

Fort Lauderdale, Florida
August 28, 2008

END

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